NEWS RELEASE

Endeavour Acquires Two More Silver Properties in Guanacevi District;
Closes Acquisition of Nine Silver Properties From Industrias Penoles;
Lists Shares For Trading on Frankfurt Stock Exchange

August 9, 2005 - Vancouver, Canada – Endeavour Silver Corp. (EDR: TSX-V) announces that it has acquired options on two more silver properties, Porvenir Dos and La Sultana, in the Guanacevi District, Durango, Mexico.

The Porvenir Dos property (30 hectares) adjoins Endeavour’s Santa Cruz mine property to the northwest and covers an additional 650m of prospective strike length along the Santa Cruz vein. Endeavour now controls over 4 km of known strike length on the Santa Cruz vein system as well as the Guanacevi plant (the “Guanacevi Project”).

On Porvenir Dos, the Santa Cruz vein is marked by strong argillic alteration, persistent quartz veining and small historic workings. Drilling of similar alteration and veining on the Santa Cruz mine property last year led to the discovery of Endeavour’s new, high grade North Porvenir silver mine located only 1.2 km southeast of Porvenir Dos. High grade silver mineralization at Porvenir Dos was confirmed by Endeavour’s exploration team who sampled vein outcrops, mine dumps and mineralized float and returned the following assays:

Sample No.	Sample Type	Width (m)	Silver (gpt)	Gold (gpt)

PD1	Outcrop	0.8	172	0.3
PD3	Outcrop	0.9	414	0.5
PD4	Outcrop	0.8	691	0.8
PD2	Dump	Grab	193	0.3
PD5	Dump	Grab	232	0.4
3054	Dump	Grab	331	0.4
3057	Dump	Grab	327	0.4
3052	Float	Grab	464	0.8

The La Sultana property (12 hectares) lies 4 km north of Porvenir Dos in the San Pedro area of Guanacevi. Endeavour also controls the San Pedro Uno property in San Pedro, which was famous for its high grade, manto-type silver ore-bodies.

La Sultana is located near the Nuevo Australia and El Soto mines and covers a narrow splay of the Santa Cruz vein system. A small historic adit exposed part of the vein but no Endeavour sampling has been completed yet at La Sultana.

Suite #800 – 850 West Hastings Street, Vancouver, BC, Canada, V6C 1E1
Toll free: 877-685-9775 (Canada & U.S.)        Phone: (604) 685-9775        Fax: (604) 685-9744
Website:  www.edrsilver.com        E-mail: investorrelations@edrsilver.com        Trading Symbol TSX-V: EDR       EJD: FSE

An aggressive exploration program of detailed surface trenching and diamond drilling is planned at Porvenir Dos in 2005-2006 to test the potential for a new high grade silver ore-body similar to North Porvenir. Once Endeavour consolidates its landholdings in the San Pedro area, an exploration program will get underway there.

Endeavour holds the exclusive option to purchase a 100% interest in Porvenir Dos and La Sultana for US $137,500 by paying US $25,000 on signing (paid), US $12,500 within 6 months, and US $100,000 within 18 months. The agreement gives Endeavour sufficient time to explore the two properties and assess their potential silver resources prior to completing its option to purchase.

Endeavour also announces that the strategic alliance and acquisition of nine silver properties in the Guanacevi district from Industrias Penoles has now closed. The Company issued 1,000,000 common shares (four month hold period) and 1,000,000 common share purchase warrants to Penoles, each warrant exercisable to purchase an additional common share for CA$ 2.10 within one year or CA $2.30 within two years. Endeavour has now listed its common shares for trading on the Frankfurt Stock Exchange under the trading symbol EJD. The Company hopes to broaden its audience in the European investment community as part of its plan to enhance liquidity for shareholders. Godfrey Walton, M.Sc, P.Geo., is the Qualified Person supervising the drilling and sampling programs on the Santa Cruz property. He has instituted a Quality Control program of sample blanks and duplicates to monitor the integrity of all assay results. All drill core is split by Endeavour personnel at the Guanacevi camp and then driven to Durango where it is couriered to the Chemex lab in Hermosillo. Core samples are dried, crushed, split and a 30 gram sub sample is taken for analysis. Gold and silver are determined by fire assay with an atomic absorption (AA) finish.

Endeavour Silver Corp. (EDR : TSX-V) is a silver mining company focused on growth of its silver resources and production in Mexico. The expansion program now underway at the high grade, producing Santa Cruz silver mine in Durango, Mexico should allow Endeavour to become one of the top five primary silver producers worldwide.

On Behalf of the Board of Directors,
ENDEAVOUR SILVER CORP.

Bradford J. Cooke
Chairman and CEO

For more information, please contact Hugh Clarke at Toll free: 877-685-9775, tel: (604) 685-9775, fax: (604) 685-9744, email investorrelations@edrsilver.com or visit our website, www.edrsilver.com. The TSX Exchange has neither approved nor disapproved the contents of this news release.

CAUTIONARY DISCLAIMER – FORWARD LOOKING STATEMENTS

Certain statements contained herein regarding the Company and its operations constitute “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995. All statements that are not historical facts, including without limitation statements regarding future estimates, plans, objectives, assumptions or expectations of future performance, are “forward-looking statements”. We caution you that such “forward looking statements” involve known and unknown risks and uncertainties that could cause actual results and future events to differ materially from those anticipated in such statements. Such risks and uncertainties include fluctuations in precious metal prices, unpredictable results of exploration activities, uncertainties inherent in the estimation of mineral reserves and resources, fluctuations in the costs of goods and services, problems associated with exploration and mining operations, changes in legal, social or political conditions in the jurisdictions where the Company operates, lack of appropriate funding and other risk factors, as discussed in the Company’s filings with Canadian and American Securities regulatory agencies. The Company expressly disclaims any obligation to update any forward-looking statements.

Suite #800 – 850 West Hastings Street, Vancouver, BC, Canada, V6C 1E1
Toll free: 877-685-9775 (Canada & U.S.)        Phone: (604) 685-9775        Fax: (604) 685-9744
Website:  www.edrsilver.com        E-mail: investorrelations@edrsilver.com        Trading Symbol TSX-V: EDR      EJD: FSE